SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger

	[X]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:	BlackRock Insured Municipal Term Trust Inc. (the "Fund")

3.	Securities and Exchange Commission File No.: 811-06512

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ]	Open-end	[X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
55 East 52nd Street
New York, New York 10055

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities in the past five years.

13.	If the fund is a unit investment trust ("UIT") provide:

	(a)	Depositor's name(s) and address(es):

	(b)	Trustee's name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

		[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):

File No.: 811-___

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 2, 2010

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:  According to the terms of Article XI of the Fund's Articles of Incorporation, the Fund ceases to exist at the close of business on December 31, 2010 except for the purpose of paying, satisfying, and discharging any existing debts or obligations, collecting and distributing its assets, and doing all other acts required to liquidate and wind up its business and affairs.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		[X]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

Liquidating distributions were made on December 30, 2010.

	(b)	Were the distributions made on the basis of net assets?

		[X]	Yes	[ ]	No

	(c)	Were the distributions made pro rata based on share ownership?

		[X]	Yes	[ ]	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:
Were any distributions to shareholders made in kind?

		[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

		[X]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: The Fund redeemed Series M7 Preferred Shares as described in the Rule 23c-2 Notices of Intention to Redeem Securities filed with the Securities and Exchange Commission on October 28, 2008, June 2, 2008, March 2, 2007 and February 22, 2007 at their liquidation preference plus accrued but unpaid dividends, if any.

The Fund redeemed Series M28 Preferred Shares as described in the Rule 23c-2 Notices of Intention to Redeem Securities filed with the Securities and Exchange Commission on March 2, 2007 and February 22, 2007 at their liquidation preference plus accrued but unpaid dividends, if any.

18.	Has the fund distributed all of its assets to the fund's shareholders?

		[ ]	Yes	[X]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed? None.

(b)
Describe the relationship of each remaining shareholder to the fund: In accordance with Rule 8f-1 under the Investment Company Act of 1940, the Fund has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs.  In connection with the process of winding up its affairs, the Fund has retained approximately $948,176.40 in cash to pay for contingent liabilities recognized after December 30, 2010.  The Fund transferred the full $948,176.40 together with all known and unknown liabilities to a liquidating trust on December 30, 2010, which trust will pay a final distribution once all liabilities have been satisfied.

.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		[X]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: See response to Item 18(b).

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

		[ ]	Yes	[X]	No

If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[X]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

		[ ]	Yes	[X]	No

If Yes,
	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

		(i)	Legal expenses: $15,000

		(ii)	Accounting expenses: $0

		(iii)	Other expenses (list and identify separately):

Transfer agent expenses: $8,640
Press release expenses: $1,100

		(iv)	Total expenses (sum of lines (i)-(iii) above): $24,740

	(b)	How were those expenses allocated?

The expenses were allocated to the Fund.

	(c)	Who paid those expenses?

All expenses were paid by the Fund.

	(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

		[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

		[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

		[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the merger: 811-______

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock Insured Municipal Term Trust Inc., (ii) she is the Assistant Secretary of BlackRock Insured Municipal Term Trust Inc., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

BLACKROCK INSURED MUNICIPAL
TERM TRUST INC.

By:
	Name:	Janey Ahn
	Title:	Assistant Secretary